Quesadilla Gorilla, Inc.

BALANCE SHEET

As of August 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	1,595.10
Cash on Hand - Food Truck	580.00
Chase Checking	-1,065.91
Chase Savings	0.00
Chase Savings 2	25,000.42
Chase Tax Account	8,214.52
Checking -Fresno	73,781.46
Checking -VBB	0.00
PPP Checking	90,038.00
Tax Account - VBB	0.00
Total Bank Accounts	**$198,143.59**
Accounts Receivable	
Accounts Receivable	8,474.53
Total Accounts Receivable	**$8,474.53**

Quesadilla Gorilla, Inc.

BALANCE SHEET
As of August 31, 2020

	TOTAL
Other Current Assets	
Due from Shareholder	33,902.26
Employee Advance	0.00
Inventory Asset	11,733.14
Merchant Undeposited Funds	0.00
DoorDash Undeposited Funds	9,773.09
Grubhub Undeposited Funds	-2,223.14
Postmates undeposited	223.07
Square Undeposited Funds	-15,957.03
Toast Undeposited Funds	23,498.85
Uber Undeposited Funds	-648.60
Total Merchant Undeposited Funds	**14,666.24**
Payroll Asset	1,063.16
Prepaid Expenses	0.00
Stripe Undeposited Funds	-835.90
Suspense	-802.19
Uncategorized Asset	0.00
VBB Tax Clearing	0.00
Total Other Current Assets	**$59,726.71**
Total Current Assets	**$266,344.83**
Fixed Assets	
Accumulated Depreciation	-226,425.19
Auto & Transport Eq.	171,398.35
Furniture & Equipment	24,937.91
Improvements	9,265.00
Machinery & Equipment	82,765.64
Total Fixed Assets	**$61,941.71**
Other Assets	
Accumulated Amortization	-4,961.34
Goodwill	14,182.48
Other Asset	0.00
Rental Deposit	1,000.00
Total Other Assets	**$10,221.14**
TOTAL ASSETS	**$338,507.68**

Quesadilla Gorilla, Inc.

BALANCE SHEET
As of August 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	35,118.34
Total Accounts Payable	**$35,118.34**
Credit Cards	
Capital One	2,976.29
Chase Credit Card	0.00
Citi Credit Card	421.78
Total Credit Cards	**$3,398.07**
Other Current Liabilities	
Food Truck Deposits	0.00
Fresno County Payable	79.75
Gift Card Liability	40,820.45
Loan - Sar	0.00
Miguel Loan	4,000.00
Payroll Clearing	10,685.93
Sales Tax Payable	40,967.18
State Board of Equalization Payable	90.75
Tips Owed	0.00
Tulare Payable	486.03
Total Other Current Liabilities	**$97,130.09**
Total Current Liabilities	**$135,646.50**
Long-Term Liabilities	
Auto Loan - Prius @ $599.80/month	1,006.35
Auto Loan - Wells Fargo	0.00
Due to Shareholder	0.00
EDIL Loan	149,900.00
EIDI Loan	10,000.00
Notes Payable - 2018 Ford Transit	27,860.93
Notes Payables - CBB 13437754	757.35
PPP Loan	145,000.00
Quick Book Loan	0.00
Quick Book loan 2	0.00
Quickbooks Loan Dec 2019	6,749.04
Square Loan	0.00
Square Loan - Dusty 2	0.00
Square Loan - Dusty 2019	9,765.84
Square Loan - Food Truck 2	0.00
Square Loan - Visalia	0.00

Quesadilla Gorilla, Inc.

BALANCE SHEET
As of August 31, 2020

	TOTAL
WareHouse Row Loan	37,249.08
Total Long-Term Liabilities	**$388,288.59**
Total Liabilities	**$523,935.09**
Equity	
Capital - Miguel	0.00
Capital - Mikayla	0.00
Common Stock	5,000.00
Miguel - Draw	0.00
Miguel Contributions	0.00
Mikayla - Draw	0.00
Mikayla Contribution	0.00
Retained Earnings	-174,083.73
Net Income	-16,343.68
Total Equity	**$ -185,427.41**
TOTAL LIABILITIES AND EQUITY	**$338,507.68**